      As filed with the Securities and Exchange Commission on July 17, 2000


                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               ------------------
                                 SCHEDULE TO-T/A
                             TENDER OFFER STATEMENT
                                      UNDER

                          SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)*

                                -----------------

                            CENTRAL NEWSPAPERS, INC.
                       (Name of Subject Company (Issuer))

                       PACIFIC AND SOUTHERN INDIANA CORP.
                                GANNETT CO., INC.
                      (Names of Filing Persons (Offerors))

                       CLASS A COMMON STOCK, NO PAR VALUE;
                       CLASS B COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   154647101;
                                    154647200
                     (CUSIP NUMBERS OF CLASS OF SECURITIES)

                             THOMAS L. CHAPPLE, ESQ.
                               GANNETT CO. , INC.
                              1100 WILSON BOULEVARD
                            ARLINGTON, VIRGINIA 22234
                                 (703) 284-6961

            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf Of Filing Persons)
                                ----------------
                                    Copy to:

                          RICHARD F. LANGAN, JR., ESQ.
                             JOHN C. PARTIGAN, ESQ.
                                NIXON PEABODY LLP
                             401 NINTH STREET, N.W.
                              WASHINGTON, DC 20004
                                 (202) 585-8000

                                -----------------

                            CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
Transaction Valuation                                     Amount of Filing Fee

   $2,649,136,448                                             $529,827.29*
-------------------------------------------------------------------------------

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


                  Amount Previously Paid: $529,827.29                           Filing Party: Gannett Co., Inc.
                  Form or Registration No.: Schedule TO                         Date Filed:  July 3, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
|X| third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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         This Amendment No. 2 (this "Amendment") amends and supplements the
Tender Offer Statement on Schedule TO filed by Pacific and Southern Indiana Corp., an Indiana corporation ("Purchaser") and Gannett Co., Inc., a Delaware corporation ("Parent" or "Gannett"), as amended by Amendment No. 1 to the Schedule TO filed by Purchaser and Parent on July 14, 2000 (collectively, the "Schedule TO") relating to the offer to purchase for cash any and all outstanding shares of Class A Common Stock and Class B Common Stock of Central Newspapers, Inc., an Indiana corporation (the "Company") upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 3, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as supplemented or amended from time to time, constitute the "Offer"). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

         Items 7 and 11 of the Schedule TO are hereby amended by including the following information in the Offer to Purchase, which is hereby expressly incorporated by reference herein.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 7 of the Schedule TO and the section of the Offer to Purchase entitled "9. Financing of the Offer and the Merger" are hereby amended and supplemented by adding the following:

                  Bank of America, N.A. ("Bank of America"), Bank of America Securities LLC, ("BAS"), The Chase Manhattan Bank ("Chase") and Chase Securities Inc. ("CSI", and, together with Bank of America, BAS and Chase, the "Commitment Parties") have issued to Parent, and Parent accepted and agreed to, a commitment letter with respect to a $2.0 Billion 364-Day Senior Credit Facility (the "364-Day Facility") and a $2.0 Billion Five-Year Senior Credit Facility (the "Five Year Facility" and, together with the 364-Day Facility, the "Senior Credit Facilities"). The commitment letter and, when entered into, the Senior Credit Facilities will be utilized as a back-up line for Parent's commercial paper program. Parent expects that the commercial paper program, together with other existing resources and internally generated funds, will be used to provide funds required by Purchaser to consummate the Offer and the Merger and to pay related fees and expenses. The Senior Credit Facilities will also be available to finance working capital needs of Parent and its subsidiaries and for general corporate purposes. The following is a summary of the principal terms of the commitment letter and is qualified in its entirety by reference to the commitment letter, which is filed as an exhibit to the Schedule TO filed by Purchaser and Parent with respect to the Offer.

                  Pursuant to the commitment letter, each of Bank of America and Chase has committed to lend up to $2 billion of the Senior Credit Facilities (pro rata between the Senior Credit Facilities). Definitive loan documentation for the Senior Credit Facilities will be entered into by July 28, 2000 (or such later date as may be reasonably required to satisfy Parent's financing requirements in connection with the Offer and the Merger or other acquisitions previously identified to the Commitment Parties).

                  The 364-Day Facility will be available on a revolving credit basis commencing on the date of closing of the Senior Credit Facilities (the "Loan Closing Date") and ending 364 days thereafter (the "364-Day Termination Date"). The Five Year Facility will be available on a revolving basis from the Loan Closing Date and ending on the fifth anniversary thereof (the "Five Year Maturity Date"). The 364-Day Facility and the Five Year Facility will mature on the 364-Day Termination Date and Five Year Maturity Date, respectively. Parent will have the option to elect that all or a portion of loans made

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         pursuant to the 364-Day Facility be converted to term loans payable on the second anniversary of the 364-Day Termination Date.

                  Bank of America will act as administrative agent, Chase will act as a syndication agent and BAS and CSI will act as Joint Lead Arrangers and Joint Book Managers for Senior Credit Facilities. As Joint Lead Arrangers and Joint Book Managers, BAS and CSI will form a syndicate of financial institutions reasonably acceptable to Parent to act as lenders for the Senior Credit Facilities.

                  Each loan made pursuant to the Senior Credit Facilities will, at Parent's election, bear interest at an annual rate equal to the ABR plus the Applicable Margin or the Adjusted LIBO Rate plus the Applicable Margin (as such terms are defined below). In addition, under specified procedures, Parent will have the option of requesting that lenders bid for loans bearing interest at an absolute rate or a margin over the LIBO Rate (as defined below) with specified maturities ranging from seven to 360 days. As contained in the commitment letter, (a) "ABR" means the highest of (i) the rate of interest publicly announced by Bank of America as its prime rate in effect at its principal office in Dallas, Texas (the "Prime Rate"), (ii) the secondary market rate for three-month certificates of deposit (adjusted for statutory reserve requirements) plus 1% and (iii) the federal funds effective rate from time to time plus 0.5%, (b) "Adjusted LIBO Rate" means the LIBO Rate, as adjusted for statutory reserve requirements for eurocurrency liabilities, (c) "Applicable Margin" means a percentage to be based on the debt rating of Parent's senior secured long-term debt, and (d) "LIBO Rate" means the rate at which eurodollar deposits in the London interbank market for one, two, three or six months (as selected by Parent) are quoted on the Telerate screen.

                  The commitment letter provides that Parent will pay customary fees in connection with the financing.

                  The definitive loan documentation will contain conditions precedent, representations and warranties, covenants, events of default and other provisions customary for such financings.

                  It is anticipated that the indebtedness incurred pursuant to Parent's commercial paper program will be repaid by refinancing such commercial paper and by funds generated internally by Parent and its subsidiaries and from other sources that may include the Senior Credit Facilities and the proceeds of the private or public sale of debt or equity securities. No final decisions have been made concerning the method Parent will employ to repay such indebtedness. Such decisions, when made, will be based on Parent's review from time to time of the advisability of particular actions as well as on prevailing interest rates and financial and other economic conditions.

                  Any additional funds required to consummate the Offer and the Merger are expected to be provided from existing resources and internally generated funds.

                  Purchaser will obtain the funds required to purchase Company Stock in the Offer and the Merger through one or more capital contributions by Parent.


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ITEM 11. ADDITIONAL INFORMATION.

         Item 11 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

                  On July 6, 2000, Parent filed a Premerger Notification and Report Form under the HSR Act with the Federal Trade Commission ("FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") in connection with the purchase of Company Stock in the Offer and the Merger. Accordingly, the required waiting period with respect to the Offer and the Merger is deemed to have started on July 6, 2000 and will expire at 11:59 P.M., New York City time, on July 21, 2000, unless earlier terminated by the FTC or the Antitrust Division or the filing parties receive a request for additional information or documentary material prior to that time.

ITEM 12. EXHIBITS.

         (b) (1) Commitment Letter dated July 13, 2000 from the Commitment Parties to Parent, together with the related Summary of Terms and Conditions



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         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PACIFIC AND SOUTHERN INDIANA CORP.


                                           By: /s/ Thomas L. Chapple
                                              --------------------------------
                                               Name:  Thomas L. Chapple
                                               Title: Vice President

                                                     GANNETT CO., INC.


                                            By: /s/ Thomas L. Chapple
                                                ------------------------------
                                                Name:  Thomas L. Chapple
                                                Title: Senior Vice President


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                                  EXHIBIT INDEX

(b) (1) Commitment Letter dated July 13, 2000 from the Commitment Parties to Parent, together with the related Summary of Terms and Conditions